Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

This filing consists of the following documents:

(1) An email message from Gary Pruitt, Chairman, President and CEO of The McClatchy Company, and attached list of Questions and Answers sent to all employees of The McClatchy Company on March 13, 2006

(2) A transcript of a video message from Gary Pruitt to all employees of The McClatchy Company posted on The McClatchy’s Company’s intranet on March 13, 2006.

(3) A deal fact sheet about the merger between the McClatchy Company and Knight-Ridder, Inc.

To: All McClatchy Staff

From: Gary Pruitt, Chairman & Chief Executive Officer

Subject: An important company announcement

This morning in New York, we announced that McClatchy and Knight Ridder have signed an agreement for us to purchase their company for about $6.5 billion. When the transaction is complete, McClatchy will emerge as the nation’s second-largest newspaper company in daily circulation, with 32 daily newspapers.

This news ranks with the most important developments in McClatchy’s 149-year history. The purchase of Knight Ridder and our restructuring of the company will transform McClatchy into a stronger company commanding increased resources as we move into the future.

As a McClatchy employee, you have played an important role in helping us reach this milestone. Your contributions in the future will be equally crucial. As a company, we are only as capable as our employees; with our team, we can move confidently into this new chapter of the McClatchy story.

You will be reading and hearing a great deal about this transaction. We are attaching a copy of our press release and a separate list of frequently asked questions for your information with this memo. You can learn more by attending meetings at work, by reading information posted on McClatchyNET, or by sending inquiries by email to questions@mcclatchy.com.

McClatchy’s management team will lead the combined company, and our headquarters will remain in Sacramento. We will run the Knight Ridder papers and other operations the way we’ve always operated our business and work to treat our new employees well. For example, we don’t plan any across-the-board layoffs at the Knight Ridder papers we retain, though there are some job duplications on the Knight Ridder corporate staff and at Knight Ridder Digital that will have to be addressed.

We will sell 12 Knight Ridder newspapers that do not meet our longstanding acquisition criteria, chiefly centered on growing markets. We know this creates uncertainty for employees at those papers and we hope to find buyers as quickly as possible.

We’ve always maintained that good journalism is good business, and that remains true today. We also know that doesn’t mean business as usual. We will continue to build on our long history of successful evolution and adaptation, preserving and strengthening strong public-interest journalism and successful business practices.

Thank you for making this journey with us.

FAQ: Frequently Asked Questions for McClatchy Employees

1)	Why is McClatchy acquiring Knight Ridder?

The acquisition of Knight Ridder by McClatchy will create a stronger news company, even better able to meet the evolving demands of the future. The companies are a great strategic fit that will extend McClatchy’s reach and expand our proven strategy. Adding the 20 papers from Knight Ridder to our portfolio offers a rare opportunity for McClatchy to do more of what it does best – manage superior business operations and practice the same high standards of public-service journalism, on a bigger scale. Knight Ridder’s strong internet assets – such as the national Real Cities network and a one-third stake in the leading jobs site CareerBuilder, are a powerful addition.

2)	How will you operate the papers?

The best way to predict how we will operate the new McClatchy newspapers is to look at how we’ve operated our existing papers. Our philosophy that “good journalism is good business” remains a core belief at McClatchy. Audiences and delivery platforms are changing – and we’re evolving and adapting, too – but core values don’t change.

3)	Is my job at risk?

This deal won’t have any effect on staffing at existing McClatchy papers.

4)	What will happen to my stock as a result of this acquisition?

While the company will be issuing new Class A shares to existing Knight Ridder shareholders as part of the consideration of the purchase price, there will be no impact on your existing shares. The price of the stock may be affected by the announcement as existing McClatchy and Knight Ridder shareholders digest this news. However, we believe a McClatchy / Knight Ridder merger is likely to be well received by shareholders over time.

5)	How will McClatchy handle so much debt? Will our papers have to make cuts to pay it back?

While we are taking on a meaningful amount of debt, we can easily handle these obligations with our greater cash flows. In addition, we will use the proceeds from the sales of newspapers in markets that don’t meet our criteria to reduce debt. Once we have completed these, our debt level to operating cash flow will be very similar to the levels after the Star Tribune acquisition. As always, each individual McClatchy paper will be responsible for meeting its operational budget and for managing as necessary to do so on an autonomous basis. This acquisition doesn’t have any impact on that.

6)	How does this transaction affect my health and welfare benefits?

We don’t anticipate any significant changes in your benefits as a result of this acquisition.

7)	What does the purchase mean for my pension?

There will be no change here, either. McClatchy will continue to offer traditional, employer-funded pension plans.

8)	Where can I find out more?

Start at the McClatchyNet intranet site at http://mcclatchynet.mcclatchy.com/mcclatchynet_mysql/index.php; speak with your local human resources department; or send your questions by email to: questions@mcclatchy.com.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

McClatchy plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and McClatchy and Knight Ridder plan to file with the SEC and mail to their respective stockholders an Information Statement/Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Information Statement/Proxy Statement/Prospectus will contain important information about McClatchy, Knight Ridder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Information Statement/Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus when they become available from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Knight Ridder’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

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TRANSCRIPT OF VIDEO MESSAGE TO EMPLOYEES BY GARY PRUITT

This kind of video presentation is new for us at McClatchy, and it is certainly new to me as I sit here in New York City after very little sleep last night. But it seemed like the right time to do it because this is one of the most important days in our company’s history, and I wanted to find a way to share it with you, the people who have made it possible.

You will be learning today about our plan to acquire Knight Ridder, the country’s second-largest newspaper company. The details will be available in our press release and an email summary sent to employees this morning, and in postings and meetings at your paper. Basically, we are paying about $6.5 billion for the company. We plan to keep 20 of the Knight Ridder newspapers and sell 12 that don’t match our longstanding criteria for acquisitions. If all goes well, the deal will be final over the summer.

But far more important than any details is the fact that this deal represents a huge vote of confidence in you and in the way McClatchy does business. It’s evidence of our confidence in the future of our industry and in the bright days ahead for us as we work together.

Thanks to you, McClatchy has been the best-performing newspaper company in the industry by many measures, for many years. Now we’re ready to take those talents and lessons and apply them on a much broader scale.

We will be adding some of the most respected, high-performing newspapers in the country, places like Miami, Ft. Worth, Kansas City and Charlotte. We will be combining Knight Ridder’s national digital assets – like Real Cities Network and part-ownership of CareerBuilder – with our leading local internet operations. We will merge the respected Knight Ridder Washington bureau with ours, and assume half ownership of the Knight Ridder Tribune News Service.

Of course, everybody has questions about this deal – what it means in the big picture, and what it means to you as individuals. There will be lots of chances to explore all that in the coming days. Watch for a message from me with some answers and pointers on where to find more. Attend the meetings and talk to your supervisor at work. Ask us directly in an email addressed to Questions@mcclatchy.com.

One short answer, however, I can give you now: this is going to make our company stronger. We will be operating the leading media companies in more than 30 of the best markets in the country. With strong daily newspapers at the center, we’ll extend through leading websites, community papers, niche publications, email services and more. As you well know, we are rapidly becoming a model 21st century news company, delivering news and information to growing audiences when they want it and how they want it.

We know this model works because you are successfully applying it in your jobs every day. We would not have done this deal if it put any of our newspapers at risk, or required expense cuts. Instead, it’s going to strengthen McClatchy, increase opportunities and bring thousands of talented new colleagues into the company to join us.

Together, we’re writing a new chapter in the McClatchy story, and it starts today. Thank you for all that you have done to make this day possible – and for what you are doing to make tomorrow even better. I look forward to seeing you soon. Thanks.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

McClatchy plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and McClatchy and Knight Ridder plan to file with the SEC and mail to their respective stockholders an Information Statement/Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Information Statement/Proxy Statement/Prospectus will contain important information about McClatchy, Knight Ridder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Information Statement/Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus when they become available from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus

described above. Additional information regarding these directors and executive officers is also included in Knight Ridder’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

DEAL FACT SHEET McClatchy and Knight Ridder: Uniting Two Historic Franchises

•      Purchase 32 Knight Ridder papers; retain 20 and sell 12 based on McClatchy acquisition criteria. New McClatchy is nation’s second-largest newspaper company by daily circulation: 3.2 million

•      Meets McClatchy’s strict acquisition criteria: accretive to free cash flow in the mid-teen percent and EPS dilutive in mid-single digits in year one; strong balance sheet and investment-grade profile; purchase price reflects historically favorable multiple; opportunity to enhance and grow core business of providing print and online information to growing communities

•      Is consistent with McClatchy’s growth strategy, positioning it in premium markets with projected household growth rates more than 50% higher than the national average: projected five-year rate is 11.4%, compared with the national average of 7.5%

•      Provides opportunity to improve performance – McClatchy has outperformed the industry consistently by any measure, including profitability, share-price performance and circulation growth

•      Brings together Knight Ridder’s larger, national digital platforms – including the national Real Cities network and a one-third stake in the leading jobs site CareerBuilder – alongside McClatchy’s growing network of leading local internet sites; McClatchy currently has 2.2 million registered website users and 1.7 million e-mail subscribers – both are expected to grow

•      Builds a stronger news company even better equipped to meet the evolving demands of the future

COMPANIES	THE McCLATCHY COMPANY	KNIGHT RIDDER

Tickers	NYSE: MNI	NYSE: KRI

Descriptions

The McClatchy Company. The company’s principal activities are to publish newspapers and online sites, which have similar economic characteristics, products, customers and distribution methods. The company owns and publishes 12 daily newspapers and numerous related non-dailies in four regions: Minnesota, California, the Carolinas and the Northwest (Alaska and Washington). Its newspapers range from large dailies serving metropolitan areas to non-daily newspapers serving small communities. The company supplements its papers with an array of niche products and direct-marketing initiatives. The company also operates leading local websites in each of its daily newspaper markets, offering its readers information, comprehensive news, advertising, e-commerce and other services, and many regional portal sites. The company operates from Anchorage to Hilton Head.

2004 Sales: $1,163 Million

2005 Sales: $1,186 Million

Circulation: 1.4 million (Daily), 1.8 million (Sunday)

Media Assets: See below breakdown

FTE Employees: 7,600

Website: www.McClatchy.com

Headquarters: Sacramento, CA

Business Breakdown FY 2005:

Revenues - $1.19 billion

Advertising revenues - $1.0 billion

Circulation revenues - $162.4 million

Knight-Ridder, Inc. The company’s principal activity is to publish daily and non-daily newspapers and online sites and services. Newspapers include advertising and newspaper sales. Advertising includes retail, national and classified. Newspaper advertising volume is categorized as either ROP or preprint. The company publishes 32 daily and 53 non-daily newspapers in 29 U.S. markets, with a readership of 8.5 million daily and 11.0 million on Sunday. Online consists primarily of online recruitment and other classified advertising, Web banner advertising and revenue from content syndication. The company is the second-largest publisher in United States and also operates the Real Cities network of local news web sites in more than 105 markets nationwide.

2004 Sales: $3,014 Million

2005 Sales: $3,004 Million

Circulation: 3.4 million (Daily), 4.1 million (Sunday)

Media Assets: See below breakdown

FTE: 18,500

Website: www.KnightRidder.com

Headquarters: San Jose, CA

Business Breakdown FY 2005:

Revenues - $3.0 billion

Advertising revenue - $2.4 billion

Circulation revenue - $528.8 million

Transaction Summary

Transaction Value: $6.5 billion including assumed debt of $2.0 billion at closing

Consideration: $67.25 per share consisting of $40.00 in cash and a fixed fraction of .5118 of a Class A McClatchy share for each share of Knight Ridder, based on McClatchy’s closing price of $53.24 on 3-10-06

Expected Closing: Summer 2006

Combined Company Key Facts (pro forma)

Company Name: The McClatchy Company

Headquarters: Sacramento, CA

Combined Publications: 32 daily and approximately 50 non-daily newspapers after divestitures

Total Circulation: 3.2 Million (Daily), 4.24 million (Sunday)

2006E Sales: $2.83 billion

Media Assets Breakdown McClatchy and Knight Ridder

COMPANIES	THE McCLATCHY COMPANY	KNIGHT RIDDER

Descriptions

12 Dailies

Anchorage Daily News, (Minneapolis) Star Tribune, The Beaufort Gazette, The Fresno Bee, The (Rock Hill, SC) Herald, The (Hilton Head, SC) Island Packet, Merced Sun-Star, The Modesto Bee, The (Raleigh) News & Observer, The (Tacoma) News Tribune, The Sacramento Bee, Tri-City Herald (WA)

Circulation (Dailies)

1.4 million daily; 1.8 million Sunday

Non-Dailies

Numerous non-daily newspapers published weekly and on other schedules, operated in strategic combinations with daily papers; Vida en el Valle (bilingual, Spanish/English); numerous targeted specialty publications.

Local Websites

Leading local websites associated with every daily newspaper.

Regional and Online Portals

Alaska.com

Triangle.com

Sacramento.com

CentralValley.com

YorkCounty.com

NWwinepress.com

32 Dailies

Aberdeen American News*, Akron Beacon Journal*

Belleville News-Democrat, Columbus Ledger-Enquirer, Contra Costa Times*, Duluth News Tribune*, El Nuevo Herald, Fort Worth Star-Telegram, Grand Forks Herald*, Lexington Herald-Leader, Philadelphia Daily News*, San Jose Mercury News*, State College Centre Daily Times St. Paul Pioneer Press*, The Bellingham Herald The Biloxi Sun Herald, The Boise Idaho Statesman The Bradenton Herald, The Charlotte Observer The Columbia State, The Fort-Wayne News-Sentinel*, The Kansas City Star, The Macon Telegraph, The Miami Herald, The Myrtle Beach Sun News, The Monterey County Herald*, The Olympian, The Olathe News, The Philadelphia Inquirer*, The San Luis Obispo Tribune, The Wilkes-Barre Times Leader*, The Wichita Eagle

*To be divested

Circulation (Dailies)

3.1 million daily; 4.1 million Sunday

Non-Dailies

51 community and 14 free distribution newspapers

Online Assets

33.3% Career Builder

100% Real Cities Network

21.5% Classified Ventures

Other Investments

49.5% Seattle Times Company

33.3% SP Newsprint

13.5% Ponderay Newsprint

Newspapers Quick Facts Did You Know?

•      Newspapers cast a wider net than broadcast television for both young and old

•      More people read a Sunday newspaper – 126 million people (Scarborough Research data) – than watched the Super Bowl (90.7 million people, according to Nielsen).

•      On average, 54% of the adults in the U.S. read a newspaper yesterday. (Scarborough Research, data collected from February 2004 to March 2005)

•      Last year in the country’s top 50 markets, 77% of adults – almost 8 in 10 – read a newspaper once or more each week, according to Scarborough Research, Oct. 3, 2005.

•      Almost 40% of 18-34s read the paper on an average weekday and 47% read a Sunday paper. (Scarborough Oct. 3, 2005)

•      Adding unduplicated online audience to newspaper readership pushes total audience well over 60% of all adults. (The Media Audit, Fall Report, 2005)

•      Newspapers provide the critical foundation to capture an increasingly online and interactive audience

•      In 2005, one third of all domestic internet users (more than 55 million people) visited newspaper websites. (Nielson/NetRatings for the Newspaper Association of America, Feb. 2, 2006)

•      Newspapers have the most successful local online news sites – Microsoft and AOL aren’t even close.

•      Top-ranked sites like CareerBuilder, about.com and Slate are owned and operated by newspaper companies.

•      Three of the top five websites or blogs were newspapers, and 14 of the top 15 were “mainstream media,” according to a recent ranking by Technorati.

•      The newspaper industry as a whole is a viable and profitable one:

•      Most newspapers in the country earn more than 20% margins.

•      In premium markets like McClatchy’s and the retained Knight Ridder markets, margins are approximately 30%.

•      Successful newspaper companies deliver a variety of interconnected on- and off-line products to meet the needs of a changing audience: daily papers, community papers, foreign language publications, direct mail and targeted marketing products, leading websites, podcasts, blogs, subscription emails.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

McClatchy plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and McClatchy and Knight Ridder plan to file with the SEC and mail to their respective stockholders an Information Statement/Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Information Statement/Proxy Statement/Prospectus will contain important information about McClatchy, Knight Ridder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Information Statement/Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus when they become available from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Knight Ridder’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

Forward-Looking Information

Statements in this Deal Fact Sheet regarding the proposed transaction between McClatchy and Knight Ridder, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations, beliefs, goals plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate Knight Ridder’s operations and employees, the ability to realize anticipated synergies and cost savings and other factors described in McClatchy’s and Knight Ridder’s Annual Reports on Form 10-K for the year ended December 25, 2005. McClatchy and Knight Ridder disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.